Mail Stop 3561

July 21, 2009

William L. Jasper
President and CEO
Unifi, Inc.
P.O. Box 19109
7201 West Friendly Avenue
Greensboro, NC 27419

> **Re:** **Unifi, Inc.**
> **Form 10-K for Fiscal Year Ended June 29, 2008**
> **Filed September 12, 2008**
> **File No. 1-10542**

Dear Mr. Jasper:

We have reviewed your response letter dated July 7, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended June 29, 2008

Note 9. Severance and Restructuring Charges, page 85

1. We have reviewed your response to comment one in our letter dated June 23, 2009 and have the following comments:

    - Clarify why you reflected the $2.9 million Dillon restructuring reserve as an assumed liability in the purchase price allocation of your Dillon acquisition rather than as an expense on your statement of operations. Considering this adjustment was made several months after the acquisition date and the liability appears to be linked to your post-acquisition decision to close the facility rather than representing an unfavorable acquisition-date commitment, please clarify why you believe the adjustment falls within the allocation period and confirm that the unfavorable change in value of this contract relates to the period between contract inception and the acquisition date and not to a post-acquisition period. In doing so, please identify the events and changes in circumstance between the contract inception and acquisition dates that caused the contract to be considered unfavorable. Please note that the allocation period, as defined in SFAS 141, ends when the acquiring entity is no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable. While the purchase price allocation period usually should not exceed one year, a one-year allocation period cannot be automatically assumed to apply to any business combination. Refer also to EITF 95-3.

- Tell us the contract termination date related to the $1.5 million Kinston restructuring charge. If the termination date did not occur during the first quarter of fiscal 2008, please clarify why you recorded the restructuring charge during the first quarter.

Note 10. Discontinued Operations, page 86

2.   We have reviewed your response to comment two in our letter dated June 23, 2009. Please note that paragraph 2 of ARB 51 precludes consolidation of a majority-owned subsidiary where control does not rest with the majority owners, for instance, where the subsidiary is in legal reorganization or in bankruptcy. Additionally, paragraph 15(d) of SFAS 94 amends APB 18 to clarify that the limitations to the application of consolidation accounting, including bankruptcy, should also be applied as limitations to use of the equity method. Considering this guidance, please clarify why you did not account for Unifi Dyed Yarns Limited subsequent to being placed into liquidation using the cost method.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Sarah Rottman, Assistant Chief Accountant, at (202) 551-3340 if you have any questions regarding the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director